So
3-11-02



02007448

K9
3/5/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 0 1 2002
352
PROCESSING SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRYANT PARK CAPITAL, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1853 POST ROAD EAST
(No. and Street)

WESTPORT (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MACK 203-256-9400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-22-02

OATH OR AFFIRMATION

I, DAVID MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRYANT PARK CAPITAL, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

David Mack
Signature

FINOP
Title

Sworn to before me this 19th day of February, 2002

Pamela J. Lawrence
Notary Public

PAMELA J. LAWRENCE
Notary Public, State of New York
No. 01LA4911530
Qualified In Kings County
Commission Expires November 2, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Bryant Park Capital, Inc.:

We have audited the accompanying statement of financial condition of Bryant Park Capital, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bryant Park Capital, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

New York, New York
February 22, 2002

Kaufmann, Gallucci LLP

BRYANT PARK CAPITAL, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	16,300
Account receivable		22,659
TOTAL ASSETS	$	38,959

SHAREHOLDER'S EQUITY

Shareholder's equity:		
Common stock, no par value; authorized 15,000 shares, issued and outstanding 10,000 shares		10,000
Additional paid-in capital		10,693
Retained earnings		18,266
TOTAL SHAREHOLDER'S EQUITY	$	38,959

The accompanying notes are an integral part of this financial statement.

BRYANT PARK CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital, Inc. (the "Company"), formerly Wellesley Resources, Inc, originally formed in Massachusetts on July 14, 1987, became a broker-dealer on September 19, 1987 and registered with the Securities and Exchange Commission, and is a member of National Association of Securities Dealers, Inc.

The Company's primary business activities include investment banking, advisory and consulting work, and merger and acquisition assignments and valuations. The Company was reincorporated in Delaware and is a wholly-owned subsidiary of BPC Group, Inc.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records revenue from its investment banking and other business activities at the time the transaction is closed. Consulting fees are recorded as the services are rendered and billed to the Company's clients.

NOTE 3 - INCOME TAXES

The Company is included in a consolidated Federal and state income tax returns with its Parent company. The provision for taxes, if any, will be reflected on the books and records of the Parent. (See Note 4).

NOTE 4 - RELATED PARTY TRANSACTIONS

Bryant Park Capital Inc. was a wholly owned subsidiary of BPC Group, Inc. (see Note 1). In accordance with an agreement between the Parent and the Company, all administrative expenses of the Company are paid by the Parent. During 2001, the Company reimbursed the Parent for administrative expenses amounting to approximately $283,000, which amount was paid to the Parent by the Company in the form of fee. Pursuant to the agreement, this is not required to be paid to the Parent in the event the unpaid fee would place the Company in violation of the SEC net capital rule (see Note 5).

BRYANT PARK CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 5 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $16,300 which was $11,300 in excess of the required minimum net capital at that date of $5,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

BRYANT PARK CAPITAL, INC.

INDEX

BRYANT PARK CAPITAL, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001